Exhibit 12.1

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	9 Months Ended Sept. 30, 2004 (a)	12 Months Ended Sept. 30, 2004 (b)	Years Ended
			2003 (c)	2002	2001 (d)	2000 (e)	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$1,657	$1,645	$1,547	$2,043	$914	$600	$829
Distributed income from unconsolidated investees, less equity in earnings	(9)	5	(5)	24	33	6	—
Fixed charges included in the determination of net income	736	1,024	1,010	975	1,026	1,042	583

Total earnings, as defined	$2,384	$2,674	$2,552	$3,042	$1,973	$1,648	$1,412

Fixed charges, as defined:
Interest charges	$769	$1,075	$1,084	$1,051	$1,063	$1,039	$592
Rental interest factor	25	32	31	27	19	18	8

Total fixed charges, as defined	$794	$1,107	$1,115	$1,078	$1,082	$1,057	$600

Ratio of Earnings to Fixed Charges	3.00	2.42	2.29	2.82	1.82	1.56	2.35

(a) Earnings for the nine months ended September 30, 2004 include a $67 million impairment of Dominion Capital, Inc. assets, an $18 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges following Hurricane Ivan, a $34 million benefit resulting from the termination of a long term power purchase contract, and $18 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2004.

(b) Earnings for the twelve months ended September 30, 2004 include a $137 million impairment of Dominion Capital, Inc. assets, a $26 million impairment associated with the disposition of certain assets held for sale, $49 million for restoration expenses related to Hurricane Isabel, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in fair value of those hedges following Hurricane Ivan, $67 million of losses resulting from the termination of long term power purchase contracts, a $64 million charge for the restructuring and termination of certain electric sales contracts, $60 million related to impairments of our investment in Dominion Telecom, and $16 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2004.

(c) Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, $105 million related to the termination of a power purchase contract, $64 million for the restructuring and termination of certain electric sales contracts, and $144 million related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

(d) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(e) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.